Obtaining Control of Credit Suisse Global Small Cap Advisor

As of October 31, 2008, Nat'l Financial Svcs Corp FBO Customers ("Shareholder") owned 3,621.234 shares of the Fund, which represented less than 25 % of the Fund. As of April 30, 2009, Shareholder owned 3,716.516 shares of the Fund, which represented
32.34 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.